UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

3 Temasek Avenue,

#18-01, Centennial Tower,

Singapore 039190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Genius Group Limited (the “Company”) is providing the following legal update as to the status of its Appeal Case with the United States Court of Appeals for the Second Circuit (Case No: 25-630) regarding the Preliminary Injunction (“PI”) in aid of arbitration previously imposed on the Company by the Southern District Court of New York (“SDNY”) which has been stayed by the Appeal Court (“the Court”) pending the hearing.

Following attorneys King & Spalding citing “irreconcilable differences” and withdrawing as counsel for LZG International (“LZGI”), Michael Thomas Moe (“Moe”) and Peter Ritz (“Ritz”, and collectively the “Defendants”) in the Company’s arbitration case, in the Company’s SDNY case, in the Company’s Appeal Case and in the fraud case brought against the Defendants by LZGI shareholders in Florida, the Court stayed all filing deadlines until July 8, 2025 to allow time for the Defendants to obtain new counsel.

No new counsel appeared for the Defendants by the July 8, 2025 deadline, and on July 16, 2025, the Court ordered that LZGI be deemed in default and therefore will not be permitted to submit a brief in the case, except by permission of the Court.

In the same order, the Court lifted the stay of the filing deadlines and gave the Company the deadline of August 15, 2025 to submit its opening brief. The Court also gave Moe and Ritz 60 days from the filing of the opening brief to file any response brief, and a further 30 days for the Company to file a reply brief.

Notably, the PI in aid of arbitration that is the subject of the Company’s appeal case was filed by LZGI, who is now in default. The remaining appellees, Moe and Ritz, were not a party to the PI and are no longer named parties in the arbitration after the Company filed a RICO case against Moe and Ritz and applied to remove them as parties in the arbitration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: July 18, 2025
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)